EXHIBIT 10.1

1708 Jaggie Fox Way, Lexington, KY 40511

May 24, 2017

CONFIDENTIAL

Dear Daniel Powell,

On behalf of Nexeon MedSystems Inc, (the “Company” or “Nexeon”) we are very pleased to offer you the position of Vice President, Sales and Marketing. This position reports to the Company President and Chief Commercial Officer, Brian Blischak. Your start date with Nexeon will be June 26th, 2017.

You will be paid an annual salary of $175,000. You will also be eligible for a performance-based bonus of 20% of your annual salary. In addition, the Company shall issue you Incentive Stock Options in the amount of 220,000 shares of the Company’s restricted Common Stock. The term and vesting schedule, in addition to other terms and conditions, shall be set forth in an option share agreement by and between you and the Company and pursuant to Nexeon’s 2016 Omnibus Incentive Plan.

You are entitled to receive benefits as a Company employee. You will be eligible to participate in the Company’s Healthcare Reimbursement Plan (“HRP”) and receive reimbursement through the HRP of up to $1,350.00 per month which may be used for approved healthcare reimbursements such as health insurance premiums for you and your family. You will be entitled to take up to twenty (20) days paid vacation each calendar year. You will also be entitled to receive additional benefits as a Nexeon employee as they become available.

As a condition of employment with Nexeon, you will be required to sign the Employee Confidentiality Agreement, which includes confidentiality, assignment to Nexeon of your inventions during employment involving products, procedures or processes with which you will be involved at Nexeon, and non-solicitation provisions.

Although we hope that your employment with Nexeon is mutually satisfactory, please note that your employment at Nexeon is “at will.” This means that you may resign from Nexeon at any time with or without cause, and Nexeon has the right to terminate your employment relationship with or without cause at any time. Neither this letter nor any other communication, either written or oral, should be construed as a contract of employment for any particular duration.

Our offer is contingent on your warranty that you have no conflicting obligations to or agreements with any third parties that could (i) have an adverse impact on your ability to properly discharge your responsibilities to Nexeon or (ii) give rise to a third party claim to any intellectual property developed by Nexeon or by you on behalf of Nexeon during your employment with the Company.

We are very excited about the prospect of you joining Nexeon as a member of our team. Your active involvement will be critical in ensuring that we are successful in building the company to the level of achievement which we know is possible.

We request that you indicate acceptance of our offer no later than 5:00 pm on Friday May 26, 2017. To accept our offer, please sign and date this letter below, retain one copy for your records and return the other copy in the enclosed envelope.

Accepted:

/s/ Daniel Powell
Daniel Powell	/s/ Christopher Miller
Printed Name	Christopher Miller
CFO, Nexeon MedSystems Inc